UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number 0-12247

SOUTHSIDE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

1201 S. Beckham
Tyler, Texas 75701
903-531-7111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.75% Cumulative Convertible Preferred Securities of Southside Capital Trust II,
Stated Value $10.00
8.75% Subordinated Debentures of Southside Bancshares, Inc.
Guarantee of Southside Bancshares, Inc. with respect to Preferred Securities
(Title of each class of securities covered by this Form)

Common Stock, $1.25 Par Value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:

8.75% Cumulative Convertible Preferred Securities of Southside Capital Trust II, Stated Value $10.00:	0

8.75% Subordinated Debentures of Southside Bancshares, Inc.:	0

Guarantee of Southside Bancshares, Inc. with respect to Preferred Securities:	0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Independent Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 5, 2004

/s/ Lee Gibson

By:	Lee Gibson, Executive Vice President and Chief Financial Officer